CLIFFORD CHANCE US LLP31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

October 19, 2023

Re:	iShares Bitcoin Trust Registration Statement on Form S-1 File No. 333-272680 Filed June 15, 2023

Dear Mr. Dobbie and Ms. Bednarowski:

On behalf of our client, iShares® Bitcoin Trust (the “Trust”), set forth below are the Trust’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated September 29, 2023 (the “Comment Letter”) in connection with the Trust’s Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the SEC on June 15, 2023. Concurrently with the filing of this response letter, the Trust is filing Pre-Effective Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.

The Trust’s responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of a marked copy of the Amended Registration Statement, which was submitted today by the Trust via EDGAR, unless otherwise specified.

Registration Statement on Form S-1

General

1.

Based on our preliminary review of your registration statement, we have the following initial set of comments. Once you have amended your registration statement and responded to each of these comments, we will provide you with more detailed comments relating to your registration statement, as appropriate.

The Trust acknowledges the Staff’s comment.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

October 19, 2023

2.

We note that your registration statement includes a number of blanks or omitted information, including, for example, the identification of the Delaware trustee of the Trust, the identification of the Seed Capital Investor, the list of Authorized Participants and the material terms of your agreements with service providers as well as the exhibits containing the agreements. We also note that you have not included the Prime Broker Agreement in the exhibit index. Please revise to include this information in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

In response to the Staff’s comment, the Trust has revised the prospectus to include the omitted information, except for the audited financial statements, a report of the independent registered public accounting firm, the seed capital investment, the current Authorized Participants, the Sponsor’s Fee, the ticker symbol, a hypothetical calculation of NAV, and certain dates and figures to be included in a subsequent amendment to the Registration Statement.

Additionally, the Trust has included the Prime Broker Agreement in the exhibit index of the Amended Registration Statement.

The Trust will include the remaining omitted information in future amendments to its Registration Statement, and confirms its understanding that the Staff will need sufficient time to review such information and that it may have additional comments at that time.

3.

We refer you to our December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets, located on our website at the following address: https://www.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets. Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.

In response to the Staff’s comment, the Trust supplementally advises the Staff that the Trust has referred to and considered the issues identified in the Staff’s December 2022 Sample Letter to Companies Regarding Recent Developments in Crypto Asset Markets in preparing the Registration Statement.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

October 19, 2023

Risk Factors

Due to the unregulated nature and lack of transparency, page 27

4.	Please revise this risk factor to discuss the risks associated with manipulation, front- running and wash-trading.

In response to the Staff’s comment, the Trust has revised the disclosure beginning on page 27 of the prospectus to discuss the risks associated with manipulation, front-running and wash-trading.

Business of the Trust, page 60

5.

Please revise your disclosure to address the competition you will face in launching and sustaining your product. Please also revise your risk factors to address the risks associated with this competition, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 31 and 61 of the prospectus to address the competition it will face in launching and sustaining the Trust.

Valuation of Bitcoin; The CF Benchmark Index, page 62

6.

Please include a materially complete description of the methodology to be used to calculate NAV and disclose how you will value your bitcoin holdings for GAAP purposes. Please also tell us how you intend to develop accounting and valuation policies to address significant events related to crypto assets. For example, explain to us how your valuation policies will address the potential for a blockchain for a crypto asset to diverge into different paths (i.e., a “fork”) and airdrops.

In response to the Staff’s comment, the Trust has revised the disclosure on page 62 of the prospectus to include a materially complete description of the methodology to be used to calculate NAV and disclose how it will value its bitcoin holdings for GAAP purposes.

Additionally, the Trust supplementally advises the Staff that the Sponsor has developed accounting and valuation policies to address significant events related to crypto assets. If a significant event related to crypto assets were to cause the Trust to receive Incidental Rights or IR Virtual Currency, the Sponsor would undertake a process to determine whether such Incidental Rights or IR Virtual Currency would be recognized as an asset. If the Sponsor determines, in its sole discretion, to recognize such Incidental Rights or IR Virtual Currency as an asset: (1) in case of a fork of the Bitcoin blockchain, the Trust would allocate part of the cost basis of the original bitcoin to the new bitcoin based upon each asset’s fair market value on the effective date of the event and (2) in case of an airdrop, the Trust would account for it as income equal to the fair value, if any, of the new airdropped asset on the effective date of the event, which amount would also be the cost basis of such airdropped asset.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

October 19, 2023

7.	Please revise your disclosure to provide a materially complete description of the index methodology. Please also address the following in your disclosure regarding the index:

In response to the Staff’s comment, the Trust has revised the disclosure beginning on page 63 of the prospectus to address the following, which together with the existing disclosure, provides a materially complete description of the index methodology.

●	Include a table with market share and volume information for each constituent trading platform used to calculate the CF Benchmarks Index;

In response to the Staff’s comment, the Trust has revised the disclosure beginning on page 66 of the prospectus to include a table with market share and volume information for each constituent trading platform.

●	Describe how the CF Benchmarks Index is calculated by providing an example of the calculation;

In response to the Staff’s comment, the Trust has revised the disclosure on page 63 of the prospectus to provide an example of how the CF Benchmarks Index is calculated.

●	Disclose the extent to which the Sponsor has discretion to select a different index; and

In response to the Staff’s comment, the Trust supplementally advises the Staff that, as disclosed on pages 7 and 62 of the prospectus, iShares Delaware Trust Sponsor LLC, an indirect subsidiary of BlackRock Inc., as the sponsor of the Trust, has the sole discretion to determine not to use the CF Benchmarks Index as the Index.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

October 19, 2023

●	Disclose whether the Sponsor will notify investors of changes to the constituent trading platforms used to calculate the index, and, if so, how the Sponsor will notify the investor of such changes.

In response to the Staff’s comment, the Trust has revised the disclosure on page 67 of the prospectus to disclose how the Sponsor will notify investors of changes to the Constituent Exchanges used by the Index Administrator to calculate the Index.

Description of the Shares and the Trust Agreement, page 65

8.	Please include a materially complete discussion of the creation and redemption process. As appropriate, please also address the following:

●

Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise; and

In response to the Staff’s comment, the Trust has revised the disclosure on pages 34 and 61 of the prospectus to discuss the potential impact of such factors on the arbitrage mechanism.

●

Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Custodians, including a discussion of whether and to what extent transactions between the Authorized Participants and the Bitcoin Custodian will be settled on-chain or off-chain, and any risks associated with the settlement process.

In response to the Staff’s comment, the Trust has revised the disclosure beginning on page 70 of the prospectus to provide a materially complete description of the creation and redemption process.

9.	Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.

In response to the Staff’s comment, the Trust supplementally advises the Staff that the Trust will use a Basket of 40,000 Shares for creation and redemption, which would equal $1,000,000 in value, assuming an initial per share price of $25.00. The Trust believes that such Basket size will enable Authorized Participants and market participants to manage their inventory of bitcoin and facilitate an effective arbitrage mechanism to keep the price of the Shares closely linked to the price of bitcoin.

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

October 19, 2023

The Custodians

Bitcoin Custodian, page 78

10.	Please revise to provide a materially complete discussion of your bitcoin custody arrangements. For example, please consider addressing the following:

●	Describe the material terms of your agreement with the Bitcoin Custodian;

●	Describe how the Bitcoin Custodian will store the private keys, including whether they will be commingled with assets of other customers, and the geographic location where they will be stored;

●	Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoins; and

●	Disclose whether and to what extent the Bitcoin Custodian carries insurance for any losses of the bitcoin that it custodies for you.

In response to the Staff’s comment, the Trust has revised the disclosure beginning on page 83 of the prospectus to provide a materially complete description of its bitcoin custody arrangements.

Conflicts of Interest, page 89

11.

Please revise to disclose all existing and potential conflicts of interest between your Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest and disclose whether you have a code of conduct or other requirements for pre-clearance of bitcoin-related transactions that apply to your employees, the Sponsor, or any of its affiliates.

In response to the Staff’s comment, the Trust has revised the disclosure on page 94 of the prospectus to disclose existing and potential conflicts of interest between the Sponsor and its affiliates, on the one hand, and the Trust, on the other hand. Additionally, the Trust has revised the disclosure on page 54 of the prospectus to include a risk factor under the caption “Risk Factors—Risk Factors Related to Potential Conflicts of Interest—There is no guarantee that every employee, officer, director, or similar person associated with the Sponsor, Trustee, or the BlackRock Affiliates will comply with the Policies, duties and training and refrain from engaging in insider trading in violation of their duties to the Trust and Sponsor.”

CLIFFORD CHANCE US LLP

Mr. Justin Dobbie, Esq.

Ms. Sonia Bednarowski, Esq.

United States Securities and Exchange Commission

October 19, 2023

Experts, page 90

12.	Please revise to include this information in your next amendment, or tell us when you intend to do so.

In response to the Staff’s comment, the Trust supplementally advises the Staff that it will include this information on page 95 of the prospectus based on the audit report of the independent registered public accounting firm to be included in a subsequent amendment to the Registration Statement.

Financial Statements, page 96

13.

We note your disclosure that your audited financial statements will be provided by a pre-effective amendment. Please confirm you will file these audited financial statements as soon as they are available in order to allow the staff sufficient time to complete its review. Please also confirm your understanding that the staff will need sufficient time to review the audited financial statements and related information, and we may have additional comments at that time.

In response to the Staff’s comment, the Trust confirms it will file the audited financial statements in a subsequent amendment to the Registration Statement as soon as they are available. The Trust also confirms its understanding that the Staff will need sufficient time to review the audited financial statements and related information, and the Staff may have additional comments at that time.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely, /s/ Clifford R. Cone Clifford R. Cone

cc:	Marisa Rolland, BlackRock, Inc.

Adithya Attawar, BlackRock, Inc.

Jason D. Myers, Clifford Chance US LLP

Tae Ho Cho, Clifford Chance US LLP